BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: 212-250-4599



                                       February 17, 1998



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          General Motors Corporation - Class H


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Damian P. Reitemeyer



Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.   )*

                General Motors Corporation
          _______________________________________
                      NAME OF ISSUER:
         Common Stock - Class H (Par Value $0.10)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         370442830
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 12 Pages
CUSIP No. 370442830                     Page 2 of 12 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Bankers Trust New York Corporation (Bankers
     Trust New York)its wholly-owned
     subsidiary, Bankers Trust Company, As Trustee for various trusts, and employee benefit plans, and investment advisor and its indirectly wholly-owned subsidiaries: Bankers Trust AG, BT Alex. Brown
     Incorporated (BT Alex.Brown)and Alex. Brown Capital
     Advisory and Trust Company (Alex.Brown Capital
     Advisory and Trust). 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust New York Corporation and Bankers Trust
     Company are New York Corporations.  BT Alex.Brown
     is a Delaware corporation.  Alex.Brown Capital   Advisory and
     Trust is a Maryland Corporation. Bankers Trust AG is
     Swiss company.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES         Bankers Trust New York       183,400 shares
                 Bankers Trust Company        265,746 shares
                 BT Alex.Brown                 70,000 shares
                 Alex.Brown Capital
                    Advisory and Trust            200 shares
                 Bankers Trust AG                   0 shares
                                              519,346
BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY        Bankers Trust New York             0 shares
                 Bankers Trust Company             36 shares
                 BT Alex.Brown                      0 shares
                 Alex.Brown Capital
                    Advisory and Trust              0 shares
                 Bankers Trust AG                   0 shares
                                                   36
CUSIP No. 370442830                     Page 3 of 12 Pages


  EACH         7. SOLE DISPOSITION POWER

REPORTING        Bankers Trust New York       183,400 shares
                 Bankers Trust Company        732,408 shares
                 BT Alex.Brown                 70,020 shares
                 Alex.Brown Capital
                    Advisory and Trust            200 shares
                 Bankers Trust AG                   0 shares
                                              986,028

 PERSON        8. SHARED DISPOSITION POWER

  WITH           Bankers Trust New York             0 shares
                 Bankers Trust Company            102 shares
                 BT Alex.Brown                      0 shares
                 Alex.Brown Capital
                    Advisory and Trust              0 shares
                 Bankers Trust AG               1,000 shares
                                                1,102

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                 Bankers Trust New York       183,400 shares
                 Bankers Trust Company        732,510 shares
                 BT Alex.Brown                 70,020 shares
                 Alex.Brown Capital
                    Advisory and Trust            200 shares
                 Bankers Trust AG               1,000 shares
                                              987,130


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [X]






CUSIP No. 370442830                     Page 4 of 12 Pages

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust New York            0.18%
               Bankers Trust Company             0.71%
                 BT Alex.Brown                   0.07%
                 Alex.Brown Capital
                    Advisory and Trust           0.00%
                 Bankers Trust AG                0.00%
                                                 0.96%


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Alex.Brown - BD
     Alex.Brown Capital Advisory and Trust - BK
     Bankers Trust AG - BK

              DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE AND INVESTMENT ADVISOR (THE "BANK"), ARE FOR THE PURPOSE OF
     SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH IN ITEM 4(a)(ii) HEREOF.

Item 1(a)    NAME OF ISSUER:

             General Motors Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
             OFFICES:

             GM Building
             767 Fifth Avenue
             New York, NY  10153-0075




CUSIP No. 370442830                     Page 5 of 12 Pages

Item 2(a)    NAME OF PERSON FILING:

          Bankers Trust New York Corporation, its
          wholly-owned subsidiary, Bankers Trust Company, As Trustee for various trusts, and employee benefit plans, and investment advisor, and its indirectly wholly-owned subsidiaries: Bankers Trust AG, BT Alex.Brown, and Alex. Brown Capital Advisory and Trust.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            For Bankers Trust New York Corporation, Bankers
            Bankers Trust Company and BT Alex.Brown

            130 Liberty Street
            New York, New York  10006

            For Alex.Brown Capital Advisory and Trust

            19 South Street
             Baltimore,  Maryland  21202

             For Bankers Trust AG.

             Stauffacherquai 42
             8039 Zurich, Switzerland

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers
             Trust Company are corporations incorporated in the State of New York with their principal business offices located in New York.

             Alex.Brown Capital Advisory and Trust is a Maryland Corporation with its principal business office located in Maryland.

             BT Alex.Brown is a Delaware corporation
             with its principal business office located in New York.

CUSIP No. 370442830                     Page 6 of 12 Pages

             Bankers Trust AG is incorporated in Switzerland with its principal office located in Zurich.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock - Class H (Par Value $0.10) of
             General Motors Corporation, a Delaware corporation.

Item 2(e)    CUSIP NUMBER:

             370442830

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company, Alex.Brown Capital
               Advisory and Trust and Bankers Trust AG,

      (b)    [X] Bank as defined in section 3(a)(6) of the Act.

             For BT Alex.Brown

      (a)    [X] Broker or dealer registered under Section
             15 of the Act.













CUSIP No. 370442830                     Page 7 of 12 Pages


Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

      (i)        Bankers Trust New York       183,400 shares
                 Bankers Trust Company        732,510 shares
                 BT Alex.Brown                 70,020 shares
                 Alex.Brown Capital
                    Advisory and Trust            200 shares
                 Bankers Trust AG               1,000 shares
                                              987,130
(ii) Bankers Trust Company was also the record owner of 15,331,451 shares held by the Bank as Trustee of the GM Savings Stock Purchase
Program for Salaried employees in the U.S., Personal Savings Plan for Hourly employees in the U.S., Hughes Aircraft Co. Salaried
Employees' Thrift and Savings Plan, Hughes
Aircraft Co. California Hourly Employees'
Thrift and Savings Plan, Hughes Aircraft Co.
Tucson Bargaining Employees' Savings and
Thrift Plan, Hughes Thrift & Savings Plan
(the "Plan") with respect to which the bank disclaims beneficial ownership. The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders' meetings. The Department of
Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants' accounts. Since in the view of the Bank and Bankers Trust
New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers
Trust New York Corporation hereby disclaim beneficial ownership of such securities.


CUSIP No. 370442830                     Page 8 of 12 Pages

            (b)  Percent of Class:

             The common stock described in Item 4(a) above as to which the Bank acknowledges beneficial ownership constitutes the following:

                 Bankers Trust New York          0.18%
                 Bankers Trust Company           0.71%
                 BT Alex.Brown                   0.07%
                 Alex.Brown Capital
                    Advisory and Trust           0.00%
                 Bankers Trust AG                0.00%
                                                 0.96%

             The Common Stock as to which the Bank disclaims beneficial ownership constitutes 15.0% of the Issuer's outstanding Common Stock.

         (c)  Number of shares as to which the Bank has:
           (i)  sole power to vote or to direct the
                        vote -
                 Bankers Trust New York       183,400 shares
                 Bankers Trust Company        265,746 shares
                 BT Alex.Brown                 70,000 shares
                 Alex.Brown Capital
                    Advisory and Trust            200 shares
                 Bankers Trust AG                   0 shares
                                              519,346


           (ii)  shared power to vote or to direct the vote -
                 Bankers Trust New York        0 shares
                 Bankers Trust Company             36 shares
                 BT Alex.Brown                      0 shares
                 Alex.Brown Capital
                    Advisory and Trust              0 shares
                 Bankers Trust AG                   0 shares
                                                   36




CUSIP No. 370442830                     Page 9 of 12 Pages


         (iii)  sole power to dispose or to direct the disposition of -

                 Bankers Trust New York       183,400 shares
                 Bankers Trust Company        732,408 shares
                 BT Alex.Brown                 70,020 shares
                 Alex.Brown Capital
                    Advisory and Trust            200 shares
                 Bankers Trust AG                   0 shares
                                              986,028

        (iv)  shared power to dispose or to direct
                   the disposition of -

                 Bankers Trust New York             0 shares
                 Bankers Trust Company            102 shares
                 BT Alex.Brown                      0 shares
                 Alex.Brown Capital
                    Advisory and Trust              0 shares
                 Bankers Trust AG               1,000 shares
                                                1,102

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

             The Issuer's Plan, and various trusts, and employee benefit plans for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above and Exhibits to Item 7.


CUSIP No. 370442830                     Page 10 of 12 Pages


Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE  GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.


Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.






















CUSIP No. 370442830                     Page 11 of 12 Pages



SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1997

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: Bankers Trust Company, As Trustee for various trusts, and employee benefit plans, and investment advisor.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  BT Alex.Brown

By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary







CUSIP No. 370442830                     Page 12 of 12 Pages


Signature: Bankers Trust AG


By:          /s/ Walter Schnell
Name:            Walter Schnell

Title:           Deputy General Manager



Signature:  Alex.Brown Capital Advisory and Trust

By:   /s/        Gregg Hawes
Name:            Gregg Hawes

Title:           Secretary






























                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                        Bankers Trust Company

                       EXHIBIT TO ITEM 7

      The  chain  of ownership from Bankers Trust  New  York
Corporation  to  BT  Alex.  Brown and  Alex.  Brown  Capital
Advisory and Trust is shown below:

             Bankers Trust New York Corporation
                              |
                              |
                             100%
                              |
                              |
                 BT Alex.Brown Holdings Incorporated
                              |
     _________________________|________________
     |                                            |
     |                                            |
    100%                                        100%
     |                                            |
     |                                            |
Alex. Brown Financial Corporation BT Alex. Brown Incorporated
     |
     |
    100%
     |
     |
Alex. Brown Asset Management Incorporated
     |
     |
    100%
     |
     |
Alex. Brown Capital Advisory and Trust Company



                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust AG is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |
              Bankers International Corporation

                              |
                            100%
                              |

              BT International (Delaware) Inc.
                              |
                            100%
                              |
              BT Foreign Investment Corporation
                              |
                            100%
                              |
                         Bankers Trust AG